EXHIBIT A

STOCK PURCHASE AGREEMENT

Exhibit A

Execution Version

SHARE Purchase Agreement

by and between

DENDREON PHARMACEUTICALS LLC,

and

AMC FUND, L.P.

Dated as of May 17, 2022

Table of Contents

-ii-

Table of Contents

-iii-

SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT, dated as of May 17, 2022 (this “Agreement”), is entered into by and between Dendreon Pharmaceuticals LLC, a Delaware limited liability company (“Buyer”), and AMC Fund, L.P., a Delaware limited partnership (“Seller”).

RECITALS

A.             WHEREAS, Seller owns ordinary shares, par value $0.0001 per share (the “Shares”), of Global Cord Blood Corporation, a Cayman Islands exempt company (the “Company”), together with, and without limitation, all of Seller’s right, title and interest in and to any dividends or distributable profits, voting or approval rights, management rights or any other rights and claims against the Company related thereto;

B.                WHEREAS, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, all of the Sale Shares (the “Sale”), on the terms and subject to the conditions hereinafter set forth; and

C.                WHEREAS, each of Buyer and Seller desires to make certain representations, warranties, covenants and agreements in connection with the Sale and also to prescribe various conditions to the Sale.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants and subject to the conditions set forth herein, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

Article I
DEFINITIONS

SECTION 1.01                           Definitions. For purposes of this Agreement:

“Action” means any action, audit, claim, dispute, demand, hearing, charge, complaint, petition, suit, arbitration, investigation, proceeding, or other dispute resolution, judicial, or administrative proceeding, whether civil or criminal, at law or in equity, by or before a Governmental Entity.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“Agreement” has the meaning set forth in the Preamble.

“Bankruptcy and Equity Exception” has the meaning set forth in Section 3.02.

“Business Day” means any day, other than a Saturday or Sunday or a day on which banks are required or authorized by Law to close in New York, New York.

“Buyer” has the meaning set forth in the Preamble.

“Buyer Parties” means, collectively, Buyer and any of its former, current or future directors, officers, employees, agents, general or limited partners, managers, members, shareholders, Affiliates, successors or assignees or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, shareholders, Affiliate, successor or assignee of any of the foregoing.

“Closing” has the meaning set forth in Section 2.02(b).

“Closing Date” has the meaning set forth in Section 2.02(b).

“Closing Payment Amount” has the meaning set forth in Section 2.02(a)(iii).

“Company” has the meaning set forth in Recital A.

“Contract” means any binding agreement, contract, lease (whether for real or personal property), commitment, note, bond, mortgage, indenture, deed of trust, loan or evidence of Indebtedness, to which a person is a party or to which the properties or assets of such person are subject, whether oral or written, including all amendments and other modifications thereto.

“Control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by Contract or otherwise.

“Deposit Amount” has the meaning set forth in Section 2.02(a)(ii)(A).

“EGM Supermajority” means ordinary shares in the Company given the right to attend and vote at any general meeting constituting no less than the threshold of 75% in nominal value of the issued shares of the Company required to call an Extraordinary General Meeting under the Company’s Articles of Association.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Fraud” means the intentional misrepresentation or omission of material facts by a Party with the intent to deceive and/or mislead the other Parties in respect of the representations and warranties set forth in this Agreement or any officer’s certificate delivered pursuant to this Agreement (as applicable), in each case, constituting common law fraud under the Laws of the State of New York as finally determined by a court of competent jurisdiction. “Fraud” does not include, and no claim may be made by any person in relation to this Agreement or the transactions contemplated hereby for, (i) constructive fraud or other claims based on constructive knowledge, negligence, misrepresentation, or similar theories, or (ii) equitable fraud, promissory fraud, unfair dealings fraud, or any other fraud based claim or theory.

“Governmental Entity” means any national, federal, state, county, regional, municipal or local governmental, quasi-governmental, regulatory or administrative authority, agency or commission or any court, arbitral, tribunal or judicial body, or other subdivision thereof, and any entity, authority or instrumentality exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government.

“Law” means any law (including common law), statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction or decree of any Governmental Entity.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, option, right of first refusal, easement, security interest, charge, encumbrance, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law.

“Non-Party Affiliates” has the meaning set forth in Section 8.14.

“Organizational Documents” means the articles or certificate of incorporation, memorandum of association, bylaws, articles of association, articles or certificate of formation, operating agreement, certificate of limited partnership, partnership agreement, and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation, or organization of a Person, including any amendments thereto, as applicable.

“Outside Date” has the meaning set forth in Section 7.01(b).

“Party” or “Parties” means Buyer and Seller.

“Person” means an individual, corporation, partnership, limited partnership, limited liability partnership, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Entity or other entity (including any person or group as defined in Section 13(d)(3) of the Exchange Act).

“Purchase Price” has the meaning set forth in Section 2.02(a)(i).

“Relevant EGM” has the meaning set forth in Section 6.02(c)(i).

“Representatives” means, with respect to any Person, the directors, officers, employees, advisors (including investment bankers, financial advisors, legal counsel, accountants and consultants), financing sources and other agents and representatives of such Person and its Subsidiaries.

“Sale” has the meaning set forth in Recital B.

“Sale Shares” means an aggregate two million (2,000,000) Shares owned by Seller, to be delivered to the Buyer or its designee on the Closing Date.

“Seller” has the meaning set forth in the Preamble.

“Seller Parties” means, collectively, Seller and any of its former, current or future directors, officers, employees, agents, general or limited partners, managers, members, equityholders, Affiliates, successors or assignees or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, equityholder, Affiliate, successor or assignee of any of the foregoing, including, for the avoidance of doubt, Jayhawk Capital Management, L.L.C., a Delaware limited liability company, Kent C. McCarthy Revocable Trust dated October 24, 2003, Mary E. McCarthy Revocable Trust dated October 6, 2006, and Kent C. McCarthy Dynasty Trust Non-GST Portion UA dated March 1, 2006.

“Seller Taxes” means any federal, state, local, or non-U.S income, gross revenue or receipts, margin, capital gain, stamp, transfer, or other amount commonly understood as a tax or similar payment imposed by any Governmental Entity payable in connection with this Agreement, the Sale, or the transactions contemplated by this Agreement.

“Shares” has the meaning set forth in Recital A.

“Special Resolution Supermajority” means holders of ordinary shares in the Company constituting no less than a majority of not less than two-thirds of votes cast by such shareholders as being entitled so to do.

“Willful Breach” means a material breach or failure to perform that is a consequence of an act or omission by a party with actual knowledge, or knowledge that a Person acting reasonably under the circumstances should have, that such party’s act or omission would, or would be reasonably expected to, result in a failure of the conditions set forth in Section 6.01 to Section 6.03 to be satisfied.

Article II
PURCHASE AND SALE

SECTION 2.01                          Purchase and Sale. On the terms and subject to the conditions set forth herein, at the Closing, Seller shall irrevocably sell, assign, transfer, convey and deliver to Buyer or its designee, and Buyer shall or shall cause its designee to accept, acquire and take delivery of, all of Seller’s right, title and interest in and to the Sale Shares, free and clear of all Liens (other than any transfer and other restrictions under applicable federal and state securities Laws), in exchange for the Purchase Price.

SECTION 2.02                          Closing.

(a)            Purchase Price.

(i)                 The purchase price for the Sale Shares is $6.50 per share, or $13,000,000 in the aggregate for all of the Sale Shares (the aggregate purchase price, the “Purchase Price”).

(ii)              Deposit.

(A)             On the date of this Agreement, Buyer shall have transferred to Seller, by wire transfer to an account designated by Seller to Buyer in writing, an aggregate amount of $2,000,000 in cash (such aggregate amount, the “Deposit Amount”).

(B)              The Deposit Amount shall be nonrefundable except in the event this Agreement is terminated pursuant to Section 7.01(d), whereupon Seller shall refund the Deposit to the account designated by the Buyer within three (3) Business Days after such termination.

(iii)            At the Closing, the Deposit Amount shall be deemed to be applied towards payment of the Purchase Price at the Closing and the amount that Buyer is obligated to pay to Seller at the Closing shall be the Purchase Price reduced by the Deposit Amount, being $11,000,000 (the “Closing Payment Amount”)

(b)            Closing. The closing of the purchase of the Sale Shares (the “Closing”) shall take place remotely via the electronic exchange of documents and signatures, on the date that is no later than seven (7) calendar days following the date all of the conditions to the Closing have been satisfied or waived (other than those conditions which, by their nature, are to be satisfied on the Closing Date, but subject to the satisfaction or waiver of such condition) or such other date mutually agreed to by Buyer and Seller, in writing. The date on which the Closing actually occurs shall be referred to herein as the “Closing Date.” At the Closing, Seller shall transfer the Sale Shares to Buyer or its designee free and clear of all Liens (other than any transfer and other restrictions under applicable federal and state securities Laws) against payment by Buyer or its designee of the Closing Payment Amount.

SECTION 2.03                          Closing Date Deliverables. At the Closing, (a) Buyer shall deliver or cause to be delivered to Seller, by wire transfer of immediately available funds to an account designated by Seller to Buyer in writing prior to the Closing Date, the aggregate amount of the Closing Payment Amount, and (b) Seller shall deliver, or cause its broker to deliver, the Sale Shares to the account specified by Buyer.

SECTION 2.04                          Seller Taxes. Seller shall pay and be responsible for any and all Seller Taxes. In the event that Seller fails to pay any Seller Taxes and such Seller Taxes are levied upon, assessed against, collected from, or otherwise imposed on Buyer or any of its Affiliates, then Seller shall indemnify, protect, defend and hold Buyer or such Affiliates harmless from and against all such Seller Taxes, together with any interest, penalties or other additions thereto, and any reasonable legal or other expenses incurred to defend or protect against any such Seller Taxes, which obligations shall survive the Closing or any termination of this Agreement.

Article III
REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Seller represents and warrants to Buyer as of the date hereof, and as of the Closing, as follows:

SECTION 3.01                          Organization and Qualification. Seller is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization.

SECTION 3.02                          Authority. Seller has the requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Seller and the consummation by Seller of the transactions contemplated hereby have been duly authorized by all necessary action by Seller and no additional proceeding on the part of Seller is necessary to authorize the execution, delivery and performance by Seller of this Agreement or the consummation of the transactions contemplated hereby by Seller. This Agreement has been duly executed and delivered by Seller and (assuming the due authorization, execution and delivery of this Agreement by each other Party hereto) constitutes the valid and binding obligation of Seller enforceable against Seller in accordance with its terms, except as enforceability may be limited by (a) applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws of general application, now or hereafter in effect, affecting or relating to the enforcement of creditors’ rights generally and (b) general principles of equity, whether considered in a proceeding at law or in equity (clauses (a) and (b), collectively, the “Bankruptcy and Equity Exception”).

SECTION 3.03                          Ownership of Shares. Seller is the beneficial owner of, and has good, valid and marketable title to, the Sale Shares and the Sale Shares are free and clear of any Liens (other than any transfer and other restrictions under applicable federal and state securities laws). Upon transfer of the Sale Shares to Buyer at the Closing in accordance with this Agreement, Buyer will own such Sale Shares free and clear of any Liens other than any (a) transfer and other restrictions under applicable federal and state securities Laws and (b) Liens created by Buyer or its Affiliates.

SECTION 3.04                          No Brokers. Seller has not entered into any agreement or arrangement entitling any broker, finder, investment banker or financial advisor to any broker’s or finder’s fee or other fee or commission in connection with the transactions contemplated by this Agreement, for which Buyer or any of its Affiliates would be responsible.

Article IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller as of the date hereof and as of the Closing as follows:

SECTION 4.01                          Organization. Buyer is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization.

SECTION 4.02                          Authority. Buyer has the requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Buyer and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Buyer and no approval of equityholders of Buyer or any additional proceedings on the part of Buyer are necessary to authorize the execution, delivery and performance by Buyer of this Agreement or the consummation of the transactions contemplated hereby by Buyer. This Agreement has been duly executed and delivered by Buyer and (assuming the due authorization, execution and delivery of this Agreement by each other Party hereto) constitutes the valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms, subject to the Bankruptcy and Equity Exception.

SECTION 4.03                          No Brokers. Buyer has not entered into any agreement or arrangement entitling any broker, finder, investment banker or financial advisor to any broker’s or finder’s fee or commission in connection with the transactions contemplated by this Agreement for which Seller or their Affiliates would be responsible.

Article V
COVENANTS

SECTION 5.01                          Public Announcements. The initial press release (if any) issued by the Parties concerning this Agreement and the transactions contemplated hereby shall be in a form agreed to by Buyer and Seller and thereafter the Parties shall consult with each other (and obtain Buyer’s and Seller’s prior written consent) before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement (in each case it being agreed that no such press release, other public statements, or other disclosures shall disclose the pricing or any other material terms relating to the transactions contemplated hereby), in each case except (a) as may be required by applicable Law or court process if the Party issuing such press release or other public statement has, to the extent practicable, provided Buyer and Seller with an opportunity to review and comment, (b) to the extent such disclosure is made to current or prospective limited partners, members or investors (including lenders and prospective lenders) of any Seller or any of its Affiliates who are subject to confidentiality obligations with respect to such information and no public disclosure obligation is triggered by such statement, and (c) any press release or other public statement that is consistent in all material respects with previous press releases, public disclosures or public statements made by a Party hereto in accordance with this Agreement, in each case under this clause (c) to the extent such disclosure is still accurate.

SECTION 5.02                          Expenses. Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such expenses.

SECTION 5.03                          Transfer and Other Restrictions.

Until the termination of this Agreement or, if earlier, (x) with respect to the Shares beneficially owned by the Seller Parties other than the Sale Shares, until the Relevant EGM, and (y) with respect to the Sale Shares, until the earlier of the Closing or 6 months after the date hereof, Seller shall cause each Seller Party to irrevocably and unconditionally agree not to, and to cause each of its Affiliates not to, directly or indirectly:

(a)               offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to, or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, or enter into a loan of (collectively, “Transfer”), any or all of such Shares such Seller Party beneficially owns or any interest therein, except (i) to the Buyer pursuant to this Agreement, or (ii) to an Affiliate of such Seller Party who has agreed in writing in a form reasonably acceptable to Buyer to be bound by this Agreement;

(b)               grant any proxy or power of attorney with respect to any of such Shares, or deposit any of such Shares into a voting trust or enter into a voting agreement or arrangement with respect to any such Shares, except as provided in this Agreement; or

(c)               take any other action that would prevent or materially impair such Seller Party from performing any of its obligations under this Agreement or that would make any representation or warranty of such Seller Party hereunder untrue or incorrect or have the effect of preventing or materially impairing the performance by such Seller Party of any of its obligations under this Agreement or that is intended, or would reasonably be expected, to impede, frustrate, interfere with, delay, postpone, adversely affect or prevent the consummation of the Sale.

Article VI
CONDITIONS TO THE CLOSING

SECTION 6.01                          Conditions to Obligations of Each Party to Effect the Closing. The respective obligations of each Party hereto to effect the Closing shall be subject to the satisfaction or waiver (where permitted) at or prior to the Closing of each of the following conditions:

(a)               No Injunction. No Governmental Entity of competent jurisdiction shall have issued any order, injunction or decree that is in effect, and no law shall have been enacted or promulgated, that renders the Closing illegal, or prohibits, enjoins, restrains or otherwise prevents or delays the Closing.

SECTION 6.02                          Additional Conditions to Obligations of Buyer for the Closing. The obligations of Buyer to effect the Sale at the Closing are also subject to the satisfaction by Sellers or waiver by Buyer of each of the following additional conditions:

(a)               Representations and Warranties. Each of the representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects as of the Closing Date.

(b)               Agreements and Covenants. Seller shall have performed or complied in all material respects with all agreements and covenants required of them by this Agreement to be performed or complied with by them on or prior to the Closing.

(c)               Extraordinary General Meeting.

(i)                 Buyer or its designee shall have received validly executed and completed irrevocable proxies or powers of attorney from the Seller Parties and other shareholders of the Company (including shareholders of record) with respect to Shares comprising an EGM Supermajority and sufficient to validly call an Extraordinary General Meeting of the Company (the “Relevant EGM”) and execute any requisite notice in relation to the Relevant EGM; provided that the conditions set forth in this Section 6.02(c)(i) shall be deemed satisfied if (A) a Relevant EGM is otherwise called or held or (B) the shareholders of record constituting an EGM Supermajority shall have issued a letter of notice of a Relevant EGM as sponsored by Blue Ocean Structure Investment Company Ltd.

(ii)              Buyer or its designee shall have received from Persons who are shareholders of record as of the record date of the Relevant EGM, validly executed and completed irrevocable proxies or powers of attorney that, together with the Shares owned by Buyer and its Affiliates, would constitute a Special Resolution Supermajority as of the record date of the Relevant EGM, appointing a representative designated by Buyer as such shareholders’ proxy or attorney for the Relevant EGM, voting in favor of all of the resolutions tabled in the Relevant EGM by such Person, which shall comprise resolutions in the form or otherwise consistent with the intent of the proposed resolutions set forth in Exhibit A, and voting against any resolutions tabled by the Company; provided that the conditions set forth in this Section 6.02(c)(ii) shall be deemed satisfied (A) to the extent such proxies or powers of attorney are otherwise delivered in a form requested by Buyer or its Affiliates in a solicitation of the Company’s shareholders (including shareholders of record) or (B) a Special Resolution Supermajority otherwise votes in favor of such matters at a Relevant EGM.

(d)               Closing Deliveries. The items to be delivered by Seller pursuant to Section 2.03(b) shall have been delivered (or tendered subject only to the Closing) to Buyer.

SECTION 6.03                          Additional Conditions to Obligations of Seller for the Closing. The obligations of Seller to effect the Sale at the Closing are also subject to the satisfaction by the Buyer or waiver by Seller of each of the following additional conditions:

(a)               Representations and Warranties. Each of the representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects as of the Closing Date.

(b)               Agreements and Covenants. Buyer shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Buyer on or prior to the Closing.

(c)               Closing Deliveries. The items to be delivered by Buyer pursuant to Section 2.03(a) shall have been delivered (or tendered subject only to the Closing) to Seller.

Article VII
TERMINATION

SECTION 7.01                          Termination. This Agreement may be terminated at any time prior to the Closing:

(a)               by mutual written consent of Buyer and Seller;

(b)               by either Seller, on the one hand, or Buyer, on the other hand, by written notice to the other, if the Closing Date shall not have occurred on the later of (the “Outside Date”): (i) 5:00 pm New York Time on August 10, 2022; or (ii) such other date mutually agreed to by Buyer and Seller, in writing; provided, that the right to terminate this Agreement under this Section 7.01(b) shall not be available to Seller, if Seller, or to Buyer, if Buyer, has breached in any material respect its obligations under this Agreement in any manner that shall have caused the failure of the Closing to have occurred on or before such date;

(c)               by either Seller, on the one hand, or Buyer, on the other hand, by written notice to the other, if any Governmental Entity of competent jurisdiction shall have issued any order, injunction or decree permanently enjoining, restraining or prohibiting the Sale, and such order, injunction or decree shall have become final and non-appealable, if applicable; provided, that the right to terminate this Agreement under this Section 7.01(c) shall not be available to Seller, if Seller’s, or to Buyer, if Buyer’s, breach in any material respect of its obligations under this Agreement has been the principal cause of, or principally resulted in, such order, injunction, restraint or prohibition;

(d)               by Buyer, by written notice to Seller, if Seller has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 6.02(a) or Section 6.02(b) would be incapable of being satisfied by the Outside Date; provided, however, that Buyer shall not be permitted to terminate this Agreement pursuant to this Section 7.01(d) if Buyer has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 6.03(a) or Section 6.03(b) would be incapable of being satisfied by the Outside Date; or

(e)               by Seller, by written notice to Buyer, if Buyer has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 6.03(a) or Section 6.03(b), would be incapable of being satisfied by the Outside Date; provided, however, that Seller shall not be permitted to terminate this Agreement pursuant to this Section 7.01(e) if Seller has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 6.02(a) or Section 6.02(b) would be incapable of being satisfied by the Outside Date.

SECTION 7.02                          Effect of Termination. In the event of termination of this Agreement by either Seller or Buyer as provided in Section 7.01, but subject to Section 8.13, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Buyer Parties or the Seller Parties or their respective Representatives, in either case, relating to, based on or arising under or out of this Agreement, the transactions contemplated hereby or the subject matter hereof (including the negotiation and performance of this Agreement), in each case whether based on contract, tort, equity or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any Laws or otherwise and whether by or through attempted piercing of the corporate veil, by or through any claim by or on behalf of a Party hereto or another person or otherwise, except this Article VII, and Section 5.02, such termination shall not relieve any Party from liability for Fraud or any Willful Breach prior to the date of such termination.

Article VIII
GENERAL PROVISIONS

SECTION 8.01                    Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) when delivered or sent if delivered in person or sent by electronic mail (provided that notice of receipt by return electronic mail from the recipient is received), (b) on the fifth (5th) Business Day after dispatch by registered or certified mail or (c) on the next Business Day if transmitted by national overnight courier, in each case as follows (or at such other address for a Party as shall be specified by like notice):

If to Seller:

AMC Fund, L.P.

C/O Jayhawk Capital Management, L.L.C.

13021 W 74th St

Shawnee, KS 66216

Attn: Michael D. Schmitz

Email: mike.schmitz@jayhawkcapital.com

with a copy (which shall not constitute effective notice) to:

Baker Botts L.L.P.

910 Louisiana St

Houston, Texas 77002

Attn:      Travis Wofford

Danny David

Email:     travis.wofford@bakerbotts.com

danny.david@bakerbotts.com

If to Buyer:

Dendreon Pharmaceuticals LLC
1700 Saturn Way
Seal Beach, CA 90740

Attn: Cheng Zeng

Email: zengcheng615@126.com

with copies (which shall not constitute effective notice) to:

DLA Piper UK LLP

36/F, Shanghai World Financial Center

100 Century Avenue, Pudong

Shanghai

200120

China

Attn:      Qiang Li

James Chang

Email:     qiang.li@dlapiper.com

james.chang@dlapiper.com

SECTION 8.02                    Amendment. This Agreement may be amended by Buyer and Seller at any time prior to the Closing. This Agreement may not be amended except by an instrument in writing signed by Buyer and Seller.

SECTION 8.03                    Waiver. At any time prior to the Closing, Buyer and Seller may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach or inaccuracy of the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (c) subject to Section 8.02, waive compliance by the other with any of the covenants or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by Buyer or Seller, as applicable, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

SECTION 8.04                    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

SECTION 8.05                    Entire Agreement. This Agreement constitutes the entire agreement of the Parties and supersedes all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof.

SECTION 8.06                    Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or transferred, in whole or in part, by operation of Law or otherwise by any of the Parties hereto without the prior written consent of the other Parties.

SECTION 8.07                    Parties in Interest. Except for: Section 8.14, which shall be for the benefit of the Non-Party Affiliates, each of which is hereby intended to be an express third party beneficiary thereof, the Parties hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other Parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties hereto any rights or remedies hereunder, including, the right to rely upon the representations and warranties set forth herein. The Parties hereto further agree that the rights of third party beneficiaries under Section 8.14 shall not arise unless and until the Closing occurs. The representations and warranties in this Agreement are the product of negotiations among the Parties hereto and are for the sole benefit of the Parties hereto. Any inaccuracies in such representations and warranties may be subject to waiver by the Parties hereto in accordance with Section 8.03 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties hereto of risks associated with particular matters regardless of the knowledge of any of the Parties hereto. Consequently, Persons other than the Parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

SECTION 8.08                    Mutual Drafting; Interpretation; Headings. Each Party hereto has participated in the drafting of this Agreement, which each Party acknowledges is the result of extensive negotiations between the Parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: (a) the singular number shall include the plural, and vice versa; (b) the masculine gender shall include the feminine and neuter genders; (c) the feminine gender shall include the masculine and neuter genders; and (d) the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and words of similar meaning, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Sections,” “Annexes” and “Exhibits,” are intended to refer to Sections of this Agreement and the Annexes and Exhibits to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. The term “or” shall not be deemed to be exclusive. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. References herein to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement.” The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 8.09                    Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of New York, without giving effect to any principles of conflicts of law that would require the application of the Laws of any other jurisdiction.

SECTION 8.10                    Venue. Each of the Parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any other party or its successors or assigns shall be brought and determined instituted in any court of competent jurisdiction within the State of New York or the United States District Court for the Southern District of New York, and in each case any appellate courts therefrom, and each of the Parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. Each of the Parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in New York, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in New York as described herein. Each of the Parties further agrees that notice as provided herein shall constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in New York as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

SECTION 8.11                    Waiver of Jury Trial and Certain Damages. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER, (C) IT MAKES THE FOREGOING WAIVER VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 8.11.

SECTION 8.12                    Counterparts. This Agreement may be executed in two or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the Parties to the terms and conditions of this Agreement. The Parties further acknowledge and agree that this Agreement may be signed and/or transmitted by e-mail or a .pdf document or using electronic signature technology (e.g., via DocuSign, Adobesign, or other electronic signature technology), and that such signed electronic record shall be valid and as effective to bind the party so signing as a paper copy bearing such party’s handwritten signature. The Parties further consent and agree that (a) to the extent a Party signs this Agreement using electronic signature technology, by clicking “SIGN”, such Party is signing this Agreement electronically; and (b) the electronic signatures appearing on this Agreement shall be treated, for purposes of validity, enforceability and admissibility, the same as handwritten signatures.

SECTION 8.13                    Specific Performance. Each Party hereto agrees that irreparable damage would occur to a Party if any provision of this Agreement were breached or not performed by the other Party in accordance with the terms hereof. It is accordingly agreed that each Party hereto shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement by the other Party hereto and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy, at law or in equity, to which it is entitled. Each Party further agrees that (a) no such Party will oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that the other Party has an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity and (b) no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.13, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If any Party brings any action to enforce specifically the performance of the terms and provisions hereof by any other Party, the Outside Date shall be automatically extended for so long as the Party bringing such action is actively seeking a court order for an injunction or injunctions or to specifically enforce the terms and provisions of this Agreement plus twenty (20) Business Days. If a Party obtains a final non-appealable injunction, specific performance or other equitable relief in accordance with this Section 8.13, then the non-prevailing Party shall pay such prevailing Party’s reasonable cost, fees and expenses incurred in connection with obtaining such final non-appealable injunction, specific performance or other equitable relief, including but not limited to reasonable attorney’s fees.

SECTION 8.14                    Limitation on Recourse. This Agreement may only be enforced against, and all claims or causes of action (whether in contract, in tort, at law, in equity or otherwise) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution, termination, performance or non-performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against the Persons that are expressly identified as Parties hereto (but only to the extent of the specific obligations of such Parties set forth herein). No Person who is not a named Party to this Agreement, including any past, present or future officer, director, employee, agent, general or limited partner, manager, management company, member, shareholder, equity holder, controlling person, Representative or Affiliate, or any heir, executor, administrator, successor or assign of any of the foregoing, of any named Party to this Agreement (“Non-Party Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any liability based on, in respect of, by reason of, arising under, out of, in connection with, or related in any manner to this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties hereto have signed this Agreement as of the date first written above.

DENDREON PHARMACEUTICALS LLC

By:	/s/ Yong Zhang
Name: Yong Zhang
Title: Chief Executive Officer

[Signature Page to Share Purchase Agreement]

AMC FUND, L.P.

By:	Jayhawk Capital Management, LLC, its General Partner

By:	/s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: President

[Signature Page to Share Purchase Agreement]

Exhibit A

PROPOSED SPECIAL RESOLUTIONS TO BE PASSED AT THE RELEVANT EGM

(i)	That the Company refrain from continuing with the proposed acquisition of Cellenkos, and terminate such transaction and minimize any costs associated with such termination;

(ii)	That the articles of association of the Company be amended such that Article 86(2) be deleted in its entirety and all matters required by Article 86 to be subject to special resolutions can be passed by ordinary resolutions;

(iii)	That any action that will result in issuance of new shares or change of control of the Company be subject to ordinary resolutions of the shareholders;

(iv)	That the classified board structure be abolished; and

(v)	That the existing directors of the Company be terminated, and replaced by new appointees specified by Blue Ocean Structure Investment Company Limited.